PEARSON

RECEIVED

2006 OCT 31 P 3:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PEARSON PLC

06017996

17 October 2006

PROCESSED

NOV 03 2006

THOMSON FINANCIAL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

SUPPL

***Press Releases:-***

| | |
|---|---|
| ***1 September*** | ***Notification of directors' interests*** |
| ***4 September*** | ***Change of interest in shares*** |
| ***26 September*** | ***Directors' shareholding*** |
| ***27September*** | ***Long Term Incentive Plan*** |
| ***2 October*** | ***Directors' shareholding*** |
| ***2 October*** | ***Pearson Blueprint Technologies selected to support Department of Health....*** |
| ***3 October*** | ***Pearson VUE signs exclusive agreement with Institute of Internal Auditors.....*** |
| ***3 October*** | ***Penguin signs up to 'Search Inside' programme with Amazon.co.uk*** |
| ***6 October*** | ***Change of interest in shares*** |
| ***11 October*** | ***Penguin wins Man Booker Prize for Fiction 2006*** |
| ***16 October*** | ***Director's shareholding*** |

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

11/1

**Notification of Directors' Interests**
01 September 2006

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1 September 2006

**Pearson plc – Notification of Directors' Interests**

On 30 August 2006, Halifax ESS Trustees (formerly known as Mourant & Co Limited), being trustees of the Pearson plc Employee Share Ownership Trust (a discretionary trust under which all employees of the Pearson group are potential beneficiaries) purchased 900,000 shares at 743.3834p.

All of the executive directors, being Marjorie Scardino, Rona Fairhead, John Makinson, David Bell and Robin Freestone, are deemed for the purposes of the Companies Act to be interested in all of these shares.

Following this purchase, the Pearson plc Employee Share Ownership Trust holds a total of 2,594,323 shares representing 0.3220 % of the issued share capital of the company.

**Change of interest in shares**
04 September 2006

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

4 September 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

**AVS No: 212440**

Dear Sirs

**<u>Notification of Change in Interest in Shares</u>**

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 4 September 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Barclays PLC, which equals 34,344,083 shares, now represents 4.27% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jenni Burton
Assistant Company Secretary

# LEGAL ENTITY REPORT

**PEARSON** **SEDOL: 0677608**

As at 29 August 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 34,344,083 ORD GBP0.25 representing 4.27 % of the issued share capital of 804,517,585 units.

| Legal Entity | Holding | Percentage Held |
|---|---|---|
| Gerrard Ltd | 1,965,505 | .2443 |
| Barclays Bank Trust Company Ltd | 37,201 | .0046 |
| Barclays Global Investors Japan Trust & Banking | 905,122 | .1125 |
| Barclays Life Assurance Co Ltd | 1,073,619 | .1334 |
| Barclays Global Investors Canada Ltd | 57,296 | .0071 |
| Barclays Global Investors Australia Ltd | 71,338 | .0089 |
| Barclays Private Bank and Trust Ltd | 2,000 | .0002 |
| Barclays Global Investors, N.A. | 5,628,480 | .6996 |
| Barclays Private Bank Ltd | 22,104 | .0027 |
| Barclays Capital Securities Ltd | 14,495,101 | 1.8017 |
| Barclays Global Investors Japan Ltd | 82,900 | .0103 |
| Barclays Capital Inc | 597,142 | .0742 |
| Barclays Private Bank and Trust Ltd | 33,908 | .0042 |
| Barclays Global Investors Ltd | 6,706,217 | .8336 |
| Barclays Global Fund Advisors | 2,666,150 | .3314 |
| **Group Holding** | **34,344,083** | **4.2687** |

# REGISTERED HOLDERS REPORT

**PEARSON** **SEDOL: 0677608**

As at 29 August 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 34,344,083 ORD GBP0.25 representing 4.27 % of the issued share capital of 804,517,585 units.

| Registered Holder | Account Designation | Holding |
|---|---|---|
| BANK OF NEW YORK | | 56,892 |
| BARCLAYS CAPITAL NOMINEES LIMITED | | 416,530 |
| BARCLAYS CAPITAL NOMINEES LIMITED | | 521,452 |
| BARCLAYS CAPITAL NOMINEES LIMITED | | 13,791,530 |
| Barclays Capital Securities Ltd. | | 180,612 |
| Barclays Capital Securities Ltd. | | 182,119 |
| Barclays Global Investors Canada | | 57,296 |
| Barclays Trust Co & Others | | 485 |
| Barclays Trust Co DMC69 C 000000000000000000 | | 19,808 |
| Barclays Trust Co E99 C 000000000000000000 | | 255 |
| Barclays Trust Co R69 C 000000000000000000 | | 16,653 |
| CHASE NOMINEES LTD | 16376 | 389,562 |
| CHASE NOMINEES LTD | 28270 | 266,201 |
| Clydesdale Nominees HGB0125 | 00069326901 | 4,000 |
| Clydesdale Nominees HGB0125 | 00069447801 | 19,000 |
| Clydesdale Nominees HGB0125 | 00120142001 | 10,000 |
| Clydesdale Nominees HGB0225 | 00120146302 | 908 |
| Gerrard Nominees Limited | 602698 | 445 |
| Gerrard Nominees Limited | 617906 | 1,590 |
| Gerrard Nominees Limited | 633484 | 445 |
| Gerrard Nominees Limited | 635860 | 1,000 |
| Gerrard Nominees Limited | 637739 | 584 |
| Gerrard Nominees Limited | 643975 | 2,000 |
| Gerrard Nominees Limited | 654151 | 1,800 |
| Gerrard Nominees Limited | 660574 | 300 |
| Gerrard Nominees Limited | 768557 | 1,975 |

# REGISTERED HOLDERS REPORT

**PEARSON** **SEDOL: 0677608**

As at 29 August 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 34,344,083 ORD GBP0.25 representing 4.27 % of the issued share capital of 804,517,585 units.

| Registered Holder | Account Designation | Holding |
|---|---|---|
| Greig Middleton Nominees Limited (GM1) | | 67,784 |
| INVESTORS BANK AND TRUST CO. | | 3,824,338 |
| INVESTORS BANK AND TRUST CO. | | 821,923 |
| INVESTORS BANK AND TRUST CO. | | 67,778 |
| INVESTORS BANK AND TRUST CO. | | 136,434 |
| INVESTORS BANK AND TRUST CO. | | 206,172 |
| INVESTORS BANK AND TRUST CO. | | 6,950 |
| INVESTORS BANK AND TRUST CO. | | 244,969 |
| INVESTORS BANK AND TRUST CO. | | 2,137,184 |
| INVESTORS BANK AND TRUST CO. | | 5,816 |
| INVESTORS BANK AND TRUST CO. | | 22,945 |
| INVESTORS BANK AND TRUST CO. | | 100,670 |
| INVESTORS BANK AND TRUST CO. | | 48,255 |
| INVESTORS BANK AND TRUST CO. | | 12,687 |
| INVESTORS BANK AND TRUST CO. | | 74,323 |
| INVESTORS BANK AND TRUST CO. | | 54,880 |
| JP MORGAN (BGI CUSTODY) | 16331 | 209,855 |
| JP MORGAN (BGI CUSTODY) | 16338 | 47,611 |
| JP MORGAN (BGI CUSTODY) | 16341 | 435,500 |
| JP MORGAN (BGI CUSTODY) | 16342 | 100,640 |
| JP MORGAN (BGI CUSTODY) | 16400 | 6,282,286 |
| JP MORGAN (BGI CUSTODY) | 17011 | 13,812 |
| JP MORGAN (BGI CUSTODY) | 18408 | 34,369 |
| JPMORGAN CHASE BANK | | 71,338 |
| JPMorgan Chase Bank | | 40,355 |
| JPMorgan Chase Bank | | 436,844 |

# REGISTERED HOLDERS REPORT

**PEARSON** **SEDOL: 0677608**

As at 29 August 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 34,344,083 ORD GBP0.25 representing 4.27 % of the issued share capital of 804,517,585 units.

| Registered Holder | Account Designation | Holding |
|---|---|---|
| JPMorgan Chase Bank | | 116,567 |
| JPMorgan Chase Bank | | 107,846 |
| JPMORGAN CHASE BANK | | 26,168 |
| JPMorgan Chase Bank | | 6,547 |
| JPMorgan Chase Bank | | 7,651 |
| JPMorgan Chase Bank | | 85,827 |
| JPMorgan Chase Bank | | 22,646 |
| JPMorgan Chase Bank | | 80,839 |
| JPMorgan Chase Bank | | 7,566 |
| JPMorgan Chase Bank | | 49,043 |
| JPMorgan Chase Bank | | 4,485 |
| Mellon Trust - US CUSTODIAN / | | 31,639 |
| Mitsui Asset | | 13,048 |
| R C Greig Nominees Limited | | 1,028,399 |
| R C Greig Nominees Limited a/c AK1 | | 456,681 |
| R C Greig Nominees Limited a/c BL1 | | 110,772 |
| R C Greig Nominees Limited a/c CM1 | | 64,798 |
| R C Greig Nominees Limited GP1 | | 147,113 |
| R C Greig Nominees Limited GP1 | 234092 | 750 |
| R C Greig Nominees Limited SA1 | | 79,069 |
| Reflex Nominees Limited | | 2,000 |
| STATE STREET BANK AND TRUST CO | | 675 |
| STATE STREET BOSTON | | 413,932 |
| Trust & Custody Services Bank | | 8,127 |
| Trust & Custody Services Bank | | 631 |
| ZEBAN NOMINEES LIMITED | | 22,104 |

# REGISTERED HOLDERS REPORT

**PEARSON** **SEDOL: 0677608**

As at 29 August 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 34,344,083 ORD GBP0.25 representing 4.27 % of the issued share capital of 804,517,585 units.

| Registered Holder | Account Designation | | Holding |
|---|---|---|---|
| | | **Total** | **34,344,083** |

**Director Shareholdings**
26 September 2006

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**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

| | | | |
|---|---|---|---|
| 1. | Name of the *issuer*<br><br>**PEARSON PLC** | 2. | State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a)<br><br>(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or<br><br>(iii) both (i) and (ii)<br><br>**BOTH (i) AND (ii)** |
| 3. | Name of *person discharging managerial responsibilities/director*<br><br>**DAVID BELL** | 4. | State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*<br><br>**N/A** |
| 5. | Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]<br><br>**HOLDING** | 6 | Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*<br><br>**ORDINARY SHARES OF 25P EACH** |
| 7. | Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them<br><br>**DAVID BELL** | 8. | State the nature of the transaction<br><br>**REINVESTMENT OF DIVIDEND THROUGH THE COMPANY'S DIVIDEND REINVESTMENT PLAN** |
| 9 | Number of *shares*, debentures or financial instruments relating to *shares* acquired<br><br>**1,479 SHARES** | 10. | Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)<br><br>**0.00018%** |
| 11. | Number of *shares*, debentures or financial instruments relating to | 12. | Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into |

| | | | |
|---|---|---|---|
| | *shares* disposed N/A | | account when calculating percentage) N/A |
| 13. | Price per *share* or value of transaction<br><br>**749.5357p** | 14. | Date and place of transaction<br><br>**22 SEPTEMBER 2006**<br><br>**LONDON** |
| 15. | Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)<br><br>**112,795 0.01400%** | 16. | Date issuer informed of transaction<br><br>**25 SEPTEMBER 2006** |

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>**N/A** | 18. | Period during which or date on which it can be exercised<br><br>**N/A** |
| 19. | Total amount paid (if any) for grant of the option<br><br>**N/A** | 20. | Description of *shares* or debentures involved (*class* and number)<br><br>**N/A** |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>**N/A** | 22. | Total number of *shares* or debentures over which options held following notification<br><br>**N/A** |
| 23. | Any additional information<br><br>**N/A** | 24. | Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT SECRETARY, 020 7010 2256** |

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

**JENNIFER BURTON**

**ASSISTANT SECRETARY**

___________________________________________________

**Date of notification ___26 SEPTEMBER 2006__________________________________**

Please complete all relevant boxes should in block capital letters.

| | | | |
|---|---|---|---|
| 1. | Name of the *issuer*<br><br>**PEARSON PLC** | 2. | State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a)<br><br>(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or<br><br>(iv) both (i) and (ii)<br><br>**BOTH (i) AND (ii)** |
| 3. | Name of *person discharging managerial responsibilities/director*<br><br>**JOHN MAKINSON** | 4. | State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*<br><br>**N/A** |
| 5. | Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]<br><br>**HOLDING** | 6 | Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*<br><br>**ORDINARY SHARES OF 25P EACH** |
| 7. | Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them<br><br>**JOHN MAKINSON** | 8. | State the nature of the transaction<br><br>**REINVESTMENT OF DIVIDEND THROUGH THE COMPANY'S DIVIDEND REINVESTMENT PLAN** |
| 9 | Number of *shares*, debentures or financial instruments relating to *shares* acquired<br><br>**2,162 SHARES** | 10. | Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)<br><br>**0.00027%** |
| 11. | Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A** | 12. | Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A** |
| 13. | Price per *share* or value of transaction<br><br>**749.5357p** | 14. | Date and place of transaction<br><br>**22 SEPTEMBER 2006**<br><br>**LONDON** |

| | | | |
|---|---|---|---|
| 15. | Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)<br><br>**163,149 0.02025%** | 16. | Date issuer informed of transaction<br><br>**25 SEPTEMBER 2006** |

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>**N/A** | 18. | Period during which or date on which it can be exercised<br><br>**N/A** |
| 19. | Total amount paid (if any) for grant of the option<br><br>**N/A** | 20. | Description of *shares* or debentures involved (*class* and number)<br><br>**N/A** |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>**N/A** | 22. | Total number of *shares* or debentures over which options held following notification<br><br>**N/A** |
| 23. | Any additional information<br><br>**N/A** | 24. | Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT SECRETARY, 020 7010 2256** |

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

**JENNIFER BURTON**

**ASSISTANT SECRETARY**

______________________________________

**Date of notification ___26 SEPTEMBER 2006________________________**

Please complete all relevant boxes should in block capital letters.

| | | | |
|---|---|---|---|
| 1. | Name of the *issuer*<br><br>**PEARSON PLC** | 2. | State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a)<br><br>(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or<br><br>(v) both (i) and (ii)<br><br>**BOTH (i) AND (ii)** |
| 3. | Name of *person discharging managerial responsibilities/director*<br><br>**ROBIN FREESTONE** | 4. | State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*<br><br>**N/A** |
| 5. | Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]<br><br>**HOLDING** | 6 | Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*<br><br>**ORDINARY SHARES OF 25P EACH** |
| 7. | Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them<br><br>**ROBIN FREESTONE** | 8. | State the nature of the transaction<br><br>**REINVESTMENT OF DIVIDEND THROUGH THE COMPANY'S DIVIDEND REINVESTMENT PLAN** |
| 9 | Number of *shares*, debentures or financial instruments relating to *shares* acquired<br><br>**28 SHARES** | 10. | Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)<br><br>**0.0000035%** |
| 11. | Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A** | 12. | Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A** |
| 13. | Price per *share* or value of transaction<br><br>**749.5357p** | 14. | Date and place of transaction<br><br>**22 SEPTEMBER 2006**<br><br>**LONDON** |

| | | | |
|---|---|---|---|
| 15. | Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)<br><br>**2,089 0.00026%** | 16. | Date issuer informed of transaction<br><br>**25 SEPTEMBER 2006** |

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

| | | | |
|---|---|---|---|
| 17. | Date of grant<br><br>**N/A** | 18. | Period during which or date on which it can be exercised<br><br>**N/A** |
| 19. | Total amount paid (if any) for grant of the option<br><br>**N/A** | 20. | Description of *shares* or debentures involved (*class* and number)<br><br>**N/A** |
| 21. | Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise<br><br>**N/A** | 22. | Total number of *shares* or debentures over which options held following notification<br><br>**N/A** |
| 23. | Any additional information<br><br>**N/A** | 24. | Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT SECRETARY, 020 7010 2256** |

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

**JENNIFER BURTON**

**ASSISTANT SECRETARY**

______________________________

**Date of notification ___26 SEPTEMBER 2006________________**

**Long term Incentive Plan**
27 September 2006

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Pearson plc (the ***Company***)

In 2001, the Company established the Pearson Long Term Incentive Plan (the ***Plan)*** for the purpose of providing a long-term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (***Shares***) – option awards and restricted share awards.

***Restricted Share Awards Granted on 26 September 2003***

The first tranche of the restricted share awards granted on 26 September 2003, to executive directors and other members of the Pearson Management Committee, vested on 26 September 2006.

As a result of these Shares being released, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 26 September 2006 at a price of 746.878 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after-tax number of Shares set out in the final column below.

| Name of Director | Shares Released | Shares Sold to discharge tax liabilities | Shares Retained |
|---|---|---|---|
| David Bell | 16,480 | 6,757 | 9,723 |
| Rona Fairhead | 16,480 | 6,757 | 9,723 |
| John Makinson | 16,480 | 6,757 | 9,723 |
| Marjorie Scardino | 24,040 | 9,857 | 14,183 |

***Interests of the Directors***

As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans) :

| Name of Director | Number of Shares | % of Capital |
|---|---|---|
| David Bell | 122,518 | 0.01521 |
| Rona Fairhead | 62,593 | 0.00777 |
| John Makinson | 172,872 | 0.02146 |
| Marjorie Scardino | 212,160 | 0.02633 |

The Shares required to satisfy these awards have been sourced from an employee benefit trust established by the Company. As a result of the release of Shares described above, the number of Shares held by Halifax EES Trustees International Limited (as trustee of the Pearson Employee Share Ownership Trust) is now 2,520,843 Shares (representing 0.313% of the Company's issued ordinary share capital).

Each of the executive directors of the Company is for Companies Act purposes, regarded as interested in all the shares held by this trust. Despite the technical interest in all the Shares each executive director will only be entitled to receive from the Trust that number of Shares to which he or she is entitled under share plans operated by the Company in which he or she participates.

**Directors' shareholding**
02 October 2006

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**Non-Executive Directors' Share Purchase Plan**

Below are details of purchases of ordinary shares and ADRs made on Friday, 29 September 2006 under the Non-Executive Directors' Share Purchase Plan:-

| Name of Director | No. of Shares Purchased | Percentage of Issued Stock % | Price per Share £ | Total Holding Following Notification | Total Percentage Following Notification % |
|---|---|---|---|---|---|
| David Arculus | 285 | 0.00004 | £7.66 | 780 | 0.0001 |
| Lord Burns | 285 | 0.000035 | £7.66 | 6,299 | 0.00078 |
| Ken Hydon | 285 | 0.00004 | £7.66 | 780 | 0.0001 |
| Gurvirendra Talwar | 1,012 | 0.00013 | £7.66 | 16,745 | 0.00208 |

| Name of Director | No. of ADRs Purchased | Percentage of Issued Stock % | Price per ADR $ | Total Holding Following Notification | Total Percentage Following Notification % |
|---|---|---|---|---|---|
| Susan Fuhrman | 381 | 0.000047 | $14.2559 | 3,451 | 0.00043 |

## Pearson Blueprint Technologies selected to support Department of Health and Human Services' Enterprise Architecture

02 October 2006

*Program Will Help HHS Improve Performance Across Agency*

ARLINGTON, VA. - Pearson Blueprint Technologies, an operating business unit of Pearson Government Solutions, announced it was awarded an $8.8 million contract to strengthen the enterprise architecture program for the Department of Health and Human Services (HHS). The Enterprise Architecture Support Program will allow HHS to further integrate enterprise architecture into planning and decision-making. Pearson Blueprint Technologies will work with HHS to provide common services and tools as well as establish guidelines, standards and procedures to support enterprise architecture activities throughout the agency.

"We are pleased to continue working with HHS in such a mission-critical area. We understand the importance of strengthening the agency's overall enterprise architecture program and look forward to helping the agency meet its performance improvement objectives in a timely and consistent manner," stated Jeanne O'Kelley, Senior Vice President and General Manager, Pearson Blueprint Technologies. Pearson Blueprint Technologies has worked with HHS since 2003 on its enterprise architecture program.

**Further information**

Contact: Eileen Rivera (703) 284-5674

**About Blueprint Technologies, Inc.**

Blueprint Technologies is an enterprise modernization firm that specializes in translating business requirements into architecture-based solutions. Blueprint's teams of experienced enterprise and solution architects modernize business services and IT capabilities more quickly and with less risk than its competitors by generating an executable architecture that provides integration and interoperability among business processes and IT services.

Blueprint's architects employ an iterative, model-driven process and reusable assets to rapidly define, design, and align business processes and software services, and to automate executable architecture development. Blueprint's expertise includes the design and deployment of Service-Oriented Architectures, based on industry-standard Web Service technologies.

**About Pearson Government Solutions**

With nearly 5,500 employees worldwide, Pearson Government Solutions, Arlington, Va., serves the U.S. federal, state and local, and international governments as well as higher education institutions. The company designs, builds, and operates solutions that optimize the performance of public sector entities in delivering information, benefits, and services to their constituents. Clients include the U.S. Departments of Commerce, Defense, Education, Health and Human Services, Homeland Security, Justice and Labor; the Centers for

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Disease Control and Prevention, the Social Security Administration, the Equal Employment Opportunity Commission and the U.S. Office of Personnel Management.

Pearson Government Solutions is a business of Pearson, the international publishing, education and professional services company. Pearson's primary operations include Pearson Education, the Financial Times Group, and the Penguin Group.

## Pearson VUE Signs exclusive agreement with Institute of Internal Auditors for test delivery

03 October 2006

BLOOMINGTON, Minn. - Pearson VUE, the electronic testing business of Pearson, announced it signed an exclusive, multi-year agreement with The Institute of Internal Auditors (IIA) to provide computer-based test delivery of the Certified Internal Auditor® (CIA®) exam as well as their Specialty Certification Programs for internal auditing professionals including Certification in Control

Self-Assessment (CCSA®), Certified Financial Services Auditor (CFSA®), and Certified Government Auditing Professional (CGAP®). These examinations will be delivered throughout the Pearson VUE-owned and -operated global network of more than 230 Pearson Professional Centers supplemented by another 170 Pearson VUE® Authorized Center Select test sites around the world.

Established in 1941, The Institute of Internal Auditors (IIA) is an international professional association of more than 122,000 members which is recognized as the worldwide leader, authority, and principal educator for internal auditing professionals. Internal auditors evaluate the adequacy and effectiveness of how risks are identified and managed in the governance, operations, and information systems of organizations. They also assess other aspects such as ethics and values within the organization, performance management, and communication of risk and control information within the organization to facilitate a good governance process.

The Certified Internal Auditor® (CIA®) designation is the only globally accepted certification for internal auditors and remains the standard by which individuals demonstrate their competency and professionalism in the internal auditing field.

"The internal audit profession is critical to assuring the public that best practices in business are consistently followed and we require a test provider with a secure and professional delivery channel as well as the internal processes in place to protect our entire testing program," stated Urton L. Anderson, Chairman of The IIA Board of Regents.

"We are pleased to be providing computer-based testing for the IIA program," said Bob Whelan, president, Pearson VUE. "Pearson VUE is committed to providing the most secure testing environment for our client?s testing programs. IIA exams will be delivered throughout 90 countries in test centers that are equipped with the latest security technology including digital and audio video monitoring services."

**About Pearson VUE**

Pearson VUE (www.pearsonvue.com) is the global leader in electronic testing services for academic admissions, certification and licensure programs. Pearson VUE offers exams through the world?s largest network of test centers in 151 countries, providing testing services for information

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technology, regulatory and certification boards, academic, government and corporate clients. Its innovative technology offers the security and control required by academic, licensure and certification programs while its commitment to service provides customers with an unmatched testing experience. Pearson acquired Promissor, which is now a business of Pearson VUE, extending its leadership in the testing and certification industry.

Pearson VUE is a business of Pearson (NYSE: PSO; LSE: PSON), the international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group.

**About The Institute of Internal Auditors**
Established in 1941, The Institute of Internal Auditors (IIA) (www.theiia.org) is an international professional association of more than 122,000 members with global headquarters in Altamonte Springs, Fla., United States. The IIA is recognized as the internal audit profession?s leader in certification, education, research, and technological guidance.

## Penguin signs up to 'Search Inside!' programme with Amazon.co.uk

03 October 2006

*Customers can now search, browse and buy the Penguin Complete Classics Library*

Penguin announced today that Amazon.co.uk customers will be able to browse thousands of Penguin's titles using Amazon's 'Search Inside!' technology. 'Search Inside!' enables all of Amazon.co.uk's customers the ability to browse and search (using full-text search functionality) hundreds of thousands of books.

As part of this partnership and in celebration of Penguin Classics' 60th anniversary, Amazon.co.uk customers will be able to 'Search Inside!' and buy the Penguin Complete Classics Library (ISBN: 014091238X) with just one click of the mouse. The library, currently containing 1,375 titles from Penguin's Black, Modern and Red classics, offers the reader a comprehensive collection of the best books ever-written ranging from Aeschylus to Zola. The Penguin Complete Classics Library is currently available for pre-order and retails on Amazon.co.uk at £7,958, a discount of 40% on the cover price of £13,263.

In the United States, Penguin titles have been included in 'Search Inside!' since its launch, allowing customers to search inside the pages of books. Amazon has reported an approximate 7% increase in sales for those books included on the back of the programme.

John Makinson, Penguin Chairman and Chief Executive said, "The 'Search Inside!' programme has been a big success for both Amazon and ourselves in the United States and we are delighted to be extending the partnership to the UK. Penguin's rich backlist is the perfect complement to Amazon's marketing and technical skills, so it's appropriate for us to launch our partnership with the Penguin Classics Library - 1,375 titles delivered to your home and unbeatable value."

Genevieve Kunst, Head of Business Development for Digital Media at Amazon.co.uk commented: "'Search Inside!' is all about discovery, and Penguin's Complete Classics Library is about unearthing the greatest literary works, so we feel like they're made for each other. We're thrilled to welcome such a distinguished literary partner to the scheme."

**For further information**

Joanna Prior on 020 7010 3250 or email: joanna.prior@penguin.co.uk

Or

Damian Peachey / Ben Howes at Amazon.co.uk on 0208 636 9280 or email: dpeachey@amazon.co.uk or howes@amazon.co.uk

**Notes for Editors:**

About Penguin

Penguin is one of the world's leading consumer publishing businesses. Amazon's 'Search Inside!' programme is

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available on Penguin's non-illustrated publishing covering the following imprints: Allen Lane, Fig Tree, Hamish Hamilton, Michael Joseph, Penguin, Puffin and Viking. It does not cover Penguin's illustrated publishing or Dorling Kindersley, travel and pre-school publishing. Penguin has offices in 15 countries and is part of the international media company Pearson.

About Amazon.com
Amazon.com, Inc., (Nasdaq: AMZN), a Fortune 500 company based in Seattle, opened on the World Wide Web in July 1995 and today offers Earth's Biggest Selection. Amazon.com seeks to be Earth's most customer-centric company, where customers can find and discover anything they might want to buy online, and endeavors to offer its customers the lowest possible prices. Amazon.com and other sellers offer millions of unique new, refurbished and used items in categories such as beauty, health and personal care, jewelry and watches, gourmet food, sports and outdoors, apparel and accessories, books, music, DVDs, electronics and office, toys and baby, and home and garden.

Amazon.com and its affiliates operate seven Web sites: www.amazon.com, www.amazon.co.uk, www.amazon.de, www.amazon.fr, www.amazon.co.jp, www.amazon.ca, and www.joyo.com.

As used herein, "Amazon.com," "we," "our" and similar terms include Amazon.com, Inc., and its subsidiaries, unless the context indicates otherwise.

About "Search Inside"
Search Inside! is a revolutionary way for customers to search for books and publishers to merchandise their titles on Amazon.co.uk. When customers perform a book search on Amazon.co.uk, the actual words from inside participating books are used ? not just the author, title, and keywords supplied by the publisher ? to return the best possible selection of books in the search results. Additionally, customers have the ability to browse through sample book pages to help them make a more informed purchasing decision. With Search Inside!, a whole new world of books are available for discovery with customers able to find relevant titles that they may never have found in previous searches.

Search Inside! is available to all Amazon.co.uk customers. To access advanced functionality, including the viewing of excerpts, customers will need a valid Amazon.co.uk customer account that has made a past purchase. To protect copyright, viewing restrictions have been put into place, as well as other security measures.

Forward Looking Statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ significantly from management's expectations. These forward-looking statements involve risks and uncertainties that include, among others, risks related to potential future losses, significant amount of indebtedness, competition, management of growth, potential fluctuations in operating

results, international expansion, fulfillment center optimization, seasonality, commercial agreements, acquisitions, and strategic transactions, foreign exchange rates, system interruption, consumer trends, inventory, limited operating history, government regulation and taxation, fraud, and new business areas. More information about factors that potentially could affect Amazon.com's financial results is included in Amazon.com's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2005, and all subsequent filings.

## Change of interest in shares

06 October 2006

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

6 October 2006

RNS
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

**AVS No: 866356**

Dear Sirs

**Notification of Change in Interest in Shares**

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 6 October 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of FMR Corp. and Fidelity International Ltd, which equals 52,006,031 shares, now represents 6.46% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached to this fax.

Yours faithfully

Jenni Burton
Assistant Company Secretary

Amendment 14

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: Pearson Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA[K]L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ______________________

Rani Jandu
Regulatory Reporting Senior Manager, FIL – Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Amendment 14

**Security: PEARSON PLC**

| | |
|---|---|
| **Current ownership percentage:** | **6.46%** |
| **Total Shares Held** | **52,006,031** |
| **Shares in issue:** | **805,666,627** |
| **Change in holdings since last filing:** | **+11,618,540 ordinary shares** |

| SHARES HELD | MANAGEMENT COMPANY | NOMINEE/REGISTERED NAME |
|---|---|---|
| 11,757,077 | FPM | JP MORGAN, BOURNEMOUTH |
| 2,488,400 | FPM | JP MORGAN, BOURNEMOUTH |
| 1,624,400 | FPM | NORTHERN TRUST LONDON |
| 538,800 | FPM | MELLON BANK |
| 514,400 | FPM | STATE STR BK AND TR CO LNDN (S |
| 335,900 | FPM | BANK OF NEW YORK BRUSSELS |
| 292,000 | FPM | BANKERS TRUST LONDON |
| 135,600 | FPM | MIDLAND SECURITIES SERVICES |
| 2,900 | FMTC | BROWN BROTHERS HARRIMAN AND CO |
| 5,518,900 | FMRCO | JPMORGAN CHASE BANK |
| 1,028,000 | FMRCO | BROWN BROTHERS HARRIMAN AND CO |
| 125,043 | FMRCO | STATE STREET BANK AND TR CO |
| 3,981,287 | FISL | JP MORGAN, BOURNEMOUTH |
| 22,179,936 | FIL | BROWN BROS HARRIMN LTD LUX |
| 1,233,088 | FIL | JP MORGAN, BOURNEMOUTH |
| 139,400 | FIL | BANK OF NEW YORK BRUSSELS |
| 110,900 | FIL | NORTHERN TRUST LONDON |

## Penguin wins Man Booker Prize for Fiction 2006

11 October 2006

*London* - Last night Penguin scooped its third major literary prize of the year as *The Inheritance of Loss* by Kiran Desai won the Man Booker Prize for Fiction 2006.

Man Booker success follows wins at the Whitbread Award (Hilary Spurling's biography of Matisse) and The Orange Prize (Zadie Smith's *On Beauty*) for the hardback imprint, Hamish Hamilton and its publishing director, Simon Prosser. It is also the first Penguin Booker winner since Pat Barker's *The Ghost Road*, which won in 1995.

*The Inheritance of Loss*, Kiran Desai's second novel is a radiant, funny and moving family saga and has been described by reviewers as ?the best, sweetest, most delightful novel'. Chairman of the Judges, Hermione Lee commented, "*The Inheritance of Loss* [is] a magnificent novel of humane breadth and wisdom, comic tenderness and powerful political acuteness."

Simon Prosser said, "Kiran is a fantastically talented writer, whose writing resonates with all the forces of our globalising world. She's serious and funny at the same time, and her characters live in the mind long after you finish reading the book. She's also a complete pleasure to be with and work with."

Penguin Books is proud to publish *The Inheritance of Loss* in India and Canada as well as the UK and will sell the book throughout Europe, Australia, New Zealand, South Africa and the Far East. This win ensures the book will become a bestseller around the globe.

**For further information please contact:**
Joanna Prior on 020 7010 3250
Joanna.prior@penguin.co.uk



 

**Director shareholdings**
16 October 2006

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16 October 2006

**Pearson plc – Notification of Directors' Interests**

Pearson plc ("Pearson") today announces the following changes in directors' interests in Pearson ordinary shares of 25p each ("shares").

On 13 October 2006, Pearson made a grant of restricted shares to executive directors under its existing Long-Term Incentive Plan. This represents the company's annual grant of long-term incentives to executive directors for 2006.

The earliest normal vesting date on which shares may be released is 13 October 2009. Subject to meeting certain performance conditions in full, and the retention of shares that vest on 13 October 2009 for a further two years, the maximum number of shares that the following executive directors may receive is : Marjorie Scardino (450,000); David Bell (125,000); Rona Fairhead (140,000); Robin Freestone (125,000); and John Makinson (140,000).

The terms of the awards were set out in the chairman's letter dated 21 March 2006 and approved by shareholders at the Annual General Meeting on 21 April 2006.

One third of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2006 to 2009. Another third of the award will be based on Pearson's return on invested capital in 2008. The final third of the award will be based on Pearson's growth in earnings per share over the period 2005 to 2008. The conditions and vesting arrangements will be set out in more detail in the report on directors' remuneration for 2006.